

March 7, 2011

Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, MO 64105

> **Re:** **AMC Entertainment Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 18, 2011**
> **File No. 333-171819**

Dear Mr. Ramsey:

We have reviewed your responses to the comments in our letter dated February 7, 2011 and have the following additional comments.

Exhibit 5.1

1. We note your response to our prior comment 4. Please have counsel revise to clarify that it is relying upon another counsel's opinion regarding the due authorization, execution and delivery of the indenture and the guarantees of the guarantors incorporated in the states of Arizona, Missouri and Kansas or advise. To the extent necessary, please have local counsel revise its opinions as appropriate to provide for the consent of the reliance on such opinions in Exhibit 5.1.

Exhibit 5.2(c)

2. Please have counsel update the first paragraph of the opinion to include any future amendments to the S-4 as appropriate.

3. Please have counsel revise the opinion to provide the Certificate of Good Standing of AMCCPS, the certification date of the Articles of Incorporation of AMCCPS and the Corporate Guarantors Secretary's Certificate as of a more recent date.

4. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel revise to state that counsel has examined all other documents as necessary to render its opinion or advise. Additionally, please remove the words "[b]ased solely upon the Certificate of Good Standing" from paragraph 1 on page 1 and the words "based solely upon the Certificate of Delivery" from paragraph 3 on page 2.

5. Please also have counsel revise paragraph 3 on page 2 of the opinion so that it includes an opinion on the Subsidiary Guarantee and not just the Indenture.

6. Please have counsel remove assumptions (c), (d) and (e) from the first full paragraph on page 2 of the opinion as it is inappropriate for counsel to make these assumptions regarding its own client.

Exhibit 5.4(c)

7. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the words "[b]ased solely on the Missouri Good Standing Certificate" and the words "[b]ased solely on the Kansas Good Standing Certificate."

8. Please have counsel revise the penultimate paragraph of the opinion to consent to being named in the registration statement.

9. Please have counsel revise the last sentence of the opinion so that this sentence is as of the effective date of the registration statement and not the date of the "delivery of this letter." Alternatively, please have counsel file the opinion as of the date of effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile: (212) 326-2061
        Monica K. Thurmond, Esq.
        O'Melveny & Myers LLP